UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

of the Securities Act of 1933

(July 7, 2022 (June 30, 2022))

(Date of Report (Date of earliest event reported))

Hiro Systems PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

Amended and Restated Certificate of Incorporation

On July 6, 2022, Hiro Systems PBC, a Delaware public benefit corporation f/k/a Blockstack Inc. (“Hiro”), filed an Amended and Restated Certificate of Incorporation (the “Certificate”) in connection with changes to the composition of its board of directors (the “Board”). Pursuant to the Certificate, the “Series A Director” (as defined in Hiro’s prior Amended and Restated Certificate of Incorporation) was removed from the Board, and the number of members of the Board elected by the holders of Hiro’s common stock, par value $0.00001 per share (the “Common Stock”), was increased from two to three (the “Board Change”).

Item 9. Other Events

Amended and Restated Voting Agreement

In connection with the Board Change, Hiro also entered into an Amended and Restated Voting Agreement (the “Amended and Restated Voting Agreement”) with the Investors and the Key Holders (the Investors and the Key Holders together, the “Voting Parties”) on June 30, 2022, amending and restating in its entirety that certain Amended and Restated Voting Agreement dated as of February 16, 2022, by and among Hiro, the investors listed on Exhibit A to such agreement and the key holders listed on Exhibit B to such agreement.

The election of the members of the Board is governed by the Amended and Restated Voting Agreement. The parties to the Amended and Restated Voting Agreement have agreed, subject to certain conditions, to vote their shares so as to elect as directors: (i) three nominees chosen by Key Holders holding a majority of the Common Stock (determined on an as-converted basis) so long as such Key Holders are then providing services to Hiro (the “Common Designees”) and (ii) two independent nominees, who are not affiliates of Hiro or any Investor, chosen by Key Holders holding a majority of the Common Stock (determined on an as-converted basis) so long as such Key Holders are then providing services to Hiro and are approved by the holders of Common Stock and Hiro’s preferred stock (voting together as a single class) (the “Independent Designees”).

Elections and Changes to the Board

In connection with the Board Change, (i) the Key Holders designated, and the holders of Common Stock approved, Mr. Muneeb Ali, Mr. Alex Miller and Mr. Albert Wenger to serve as the Common Designees and (ii) the Key Holders designated, and the holders of Common Stock and Hiro’s preferred stock approved, Ms. Julia Austin and Mr. Jaswinder Singh to serve as the Independent Designees, each to serve until her or his respective successor is duly elected and qualified or until her or his earlier respective death, resignation or removal, effective on June 30, 2022. Mr. Ali was also named chairman of the Board.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

Date: July 7, 2022

EXHIBITS

Index to Exhibits

Exhibit No.	Description

2.1	Amended and Restated Certificate of Incorporation of Hiro Systems PBC

6.1*	Amended and Restated Voting Agreement, dated June 30, 2022, by and among Hiro Systems PBC and the investors and key holders named therein

*

Certain non-material exhibits and schedules to this exhibit have been omitted. The registrant hereby undertakes to furnish supplemental copies of the omitted schedules and exhibits upon request by the SEC.